

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

<u>Via E-mail</u>
Gordon A. Wilson
President and Chief Executive Officer
Travelport Worldwide Limited
300 Galleria Parkway
Atlanta, GA 30339

> **Re: Travelport Worldwide Limited**
> **Registration Statement on Form S-1**
> **Filed June 4, 2014**
> **File No. 333-196506**

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Page references in this letter are to the courtesy copy you provided to us.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

2. Provide a currently dated consent from the independent public accountant in the amendment.

3. If the preliminary prospectus will include additional pictures or graphics, please provide us with mock-ups of the affected pages, as well as any captions you plan to use, prior to printing. We may have comments after reviewing the materials.

4. The graphics in the currently filed version of your prospectus may be difficult for investors to read. Please revise. Where appropriate, include footnotes indicating the source of the information in your charts.

5. We note that you have relied on reports and publications from third-party sources, including Airbus, Boeing, WTTC and Euromonitor International, for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also provide consents of these third parties with your next amendment or tell us why you believe you are not required to do so. See Rule 436(a) of Regulation C.

6. We note your reference to various awards you have received, including the Gold Stevie Award for technology innovation, and the Globe Travel Award for the Best Technology Provider presented by Information Week. If these awards are generally known or industry-wide, please briefly describe the criteria for each award. Alternatively, if the awards are nominal or honorary, please add a brief and clear explanation that puts these awards in context, or remove references to nominal and honorary awards.

7. Revise your document to avoid using industry jargon, which makes the text less accessible to investors who do not participate in your industry. For example, explain what the terms "meta-search," "API," and "NDC" mean at the initial instances used. Also consider whether acronyms can be replaced with short descriptive phrases.

8. Please revise to eliminate marketing language throughout your prospectus. We believe that this language is inappropriate because it neither provides nor enhances relevant and meaningful disclosure that investors can use to make an informed investment decision. Here are some examples of what we mean:
    - You offer a range of "sophisticated" travel sales and marketing capabilities in collaboration with airlines. (pages 8 and 105);
    - "Our Travel Commerce Platform provides *sophisticated and comprehensive* real-time search, pricing, booking, change, payment and integrated itinerary creation for travelers who use the services of online and off line travel agencies for both leisure and business travel." (emphasis added) (pages 3 and 102);
    - You are in a "highly attractive, fast growing" B2B travel payments solutions industry (page 7);
    - "Our scale and global reach creates a virtuous cycle that is difficult to replicate." (pages 8 and 105);
    - "Through our industry-leading technology platform, we have been able to maintain our position at the forefront of innovation by meeting the global demands of customers for speed, flexibility and convergence." (pages 9 and 106); and

- "We deliver our content and functionality through state-of-the-art point of sale tools or via our own uAPI, which enables the flexibility for travel agencies and intermediaries to design customized user interfaces" (pages 9 and 106).

9. Please revise your disclosure or provide us with the basis for the following assertions and beliefs. Where appropriate, revise to indicate that these are your beliefs, or revise to remove the relevant statements:
    - Each reference throughout the prospectus to your technology platform or products as "industry –leading," "cutting edge technology," "state of the art," and similar statements;
    - "We are an early adopter in automated B2B payments, and are redefining payments from travel agencies to travel providers. We have pioneered a new class of payments for the unmet needs of the travel industry that is focused on replacing cash and other payment methods with secure virtual prepayment cards." (pages 9 and 106);
    - "In the hospitality industry, we were the first GDS to offer a one-stop portal for hotel content distribution powered by "meta-search" technology." (page 10);
    - "We offer the largest inventory of hotel properties on any travel platform in the world." (pages 3, 8, 11, 50, 102, 105, 108 and 110);
    - "LCCs desire to sell their products, including ancillaries, through the indirect channel in the same manner as they sell through the direct channel." (page 50); and
    - "We believe we are the most geographically balanced participant in the travel distribution industry." (page 51).

Summary, page 1

10. Please delete the statement that the Summary is "not complete," since it should be a complete summary of the aspects of your transaction that are material to investors.

11. Your summary emphasizes the strengths and growth potential of the company. Please balance your disclosure by including an equally prominent overview of the risks and challenges attendant to the business, including ongoing changes in the distribution models used by travel providers, the presence of established competitors for market share, and the significant impact that political and economic disruption can have on your industry. In your revised disclosure, please also disclose your substantial indebtedness and the associated risks.

12. Provide a clearer explanation of the company's relationship with InterGlobe, beyond the 51% ownership you have in that company. Explain how the company's operations are related to those of InterGlobe.

13. Please refrain from using terms such as "profitability" to describe your business operations such as on page 5 and throughout as we do not believe it is appropriate as you have recorded net losses.

Our Industry, page 5

14. We note that this section is limited to the positive fundamentals in the industry. Please balance your industry discussion by identifying the risks associated with economic uncertainty and the changing distribution models used by travel providers.

Company History and Information, page 13

15. Please revise the second paragraph to disclose the percentage of stock that your principal shareholders and affiliates will have following the offering.

Risk Factors, page 22

We are subject to a certain degree of revenue concentration, page 26

16. We note the disclosure in the last sentence of the second paragraph that you expect growth in other areas of your business to largely mitigate the negative impact of larger payments to Orbitz Worldwide. Please either substantiate the statement or remove the disclosure as it tends to mitigate the risks disclosed.

Financial and Taxation Risks, page 32

17. It is not clear what you mean by the disclosure that "…we may incur obligations that do not constitute indebtedness. If we were to incur such additional indebtedness, the risks associated with our substantial level of indebtedness would increase, which could further limit our financial and operational flexibility." Explain the obligations that you are referring to, how they relate to the company's debt, and why you believe they present a risk to investors.

Use of Proceeds, page 43

18. We note that you expect to use the proceeds of the offering to reduce outstanding indebtedness. When you have finalized the indebtedness that you intend to repay, please revise the disclosure to include all of the information required by Instruction 4 to Item 504 of Regulation S-K. If any of the proceeds will be applied to other purposes, please expand your disclosure to explain such applications.

19. We note your discussion of plans to grow your business in Management's Discussion and Analysis beginning on page 50 and in "Our Growth Strategies" in the Business section on

page 108. When you have finalized the debt repayment amounts, revise this section or MD&A, as applicable, to explain how you will finance the planned expansion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Technology Services, Page 51

20. We note from your disclosure that you own 51% of InterGlobe. Please revise the footnotes to your financial statements to disclose how you account for your interest in InterGlobe.

Revenue Model, page 55

21. Please revise here and on page F-27, as applicable, to disclose when subscription fee revenue and technology services revenue is earned, similar to the disclosure provided on page 85.

Other Financial Data, page 83

22. Please revise to provide a reconciliation of Unlevered Adjusted Free Cash Flow (a Non-GAAP measure) to the most comparable GAAP measure.

Travel Providers, page 110

23. We note your disclosure that you have entered into full content agreements with "increasing number of airlines over recent years," which accounted for 74% of your revenue for the 2013 fiscal year. We further note that you have secured full-content or distribution parity agreements with approximately 110 airlines, including LCCs. Please expand the disclosure to disclose the amount of full-content or distribution parity agreements that you have with such airlines, and tell us whether these agreements are material to you and why you are not required to file these agreements as material contracts.

Choice of Forum, page 153

24. We note the disclosure that your "bye-laws" will require that derivative actions brought against the company, your officers and directors, and employees may only be brought in Bermuda. Please revise to include in a separate risk factor the risks attendant to the exclusive forum provision.

Gordon A. Wilson
Travelport Worldwide Limited
July 1, 2014
Page 6

Index to Financial Statements

Travel Commerce Platform revenue, page F-27

25. We note your statement that the timing of the recognition of hotel, car and cruise reservation revenue reflects the difference in the contractual rights related to such services compared to the airline reservation services. Please revise to disclose the differences in the contractual rights that justify the difference in the timing of revenue recognition.

16. Equity – Based Compensation, Page F-63

26. We note that 25.2 million restricted stock units authorized to be granted to certain key employees and 2 million options authorized to be granted to the non-executive chairman were considered not granted as the performance conditions had not been communicated to the respective recipients. Please tell us if the performance conditions have been subsequently disclosed to the recipients and if so when the performance conditions were disclosed. If the performance conditions still have not been disclosed to the recipients, please tell us when you expect to disclose the performance conditions to the recipients.

Exhibit Index

27. We note that you have incorporated by reference to certain material agreements, filed by Travelport Limited, where portions have been omitted pursuant to confidential treatment requests. It also appears that the company was not a party to these confidential treatment requests. As such, please file these agreements as exhibits to the registration statement and, as appropriate, submit an application for confidential treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Eric J. Bock, Esq.
        Travelport Worldwide Limited
        Joshua N. Korff, Esq.
        Kirkland & Ellis LLP